MK

[redacted]

14047943

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39728

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huckin Financial Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 Buffalo Speedway, STE 950
(No. and Street)

Houston (City) TX (State) 77098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M&K CPAS PLLC
(Name – *if individual, state last, first, middle name*)

4100 North Sam Houston Parkway, STE 200-B, Houston, Tx 77086
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2014
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK

OATH OR AFFIRMATION

I, DAVID HUCKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huckin Financial Group Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

YI HUANG
Notary Public, State of Texas
My Commission Expires
February 02, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Huckin Financial Group, Inc.
Financial Statements
Report Pursuant to Rule 17A-5(d)
December 31, 2013

CONTENTS

M&K CPAS PLLC

Independent Auditor's Report

To the Members of
Huckin Financial Group, Inc.

We have audited the accompanying statement of financial condition of Huckin Financial Group, Inc. (the Company) as of December 31, 2013, and the related statements of income, members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huckin Financial Group, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

M&K CPAS, PLLC

M&K CPAS, PLLC
Houston, Texas
February 27, 2014

4100 N. Sam Houston Pkwy W Suite 200B Houston, TX 77086 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com

HUCKIN FINANCIAL GROUP, INC.
Statement of Financial Condition
As of December 31, 2013

Assets

Current Assets	
Cash and cash equivalents	$ 41,369
Commissions and fees receivable from insurance companies and mutual funds	108,766
Total Current Assets	150,135
Automobile, furniture and equipment, at cost, net of accumulated depreciation of $104,975	-
Long-Term Prepaid Rent	7,930
Total Non Current Assets	7,930
Total Assets	$ 158,065

Liabilities and Members' Equity

Current Liabilities	
Accounts payable and accrued expenses	$ 69,085
Total Current Liabilities	69,085
Total Liabilities	69,085
Members' Equity	
Members' Equity-David Huckin	88,980
Total Members' Equity	88,980
Total Liabilities and Members' Equity	$ 158,065

The accompanying notes are an integral part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
Statement of Income
Year ended December 31, 2013

Revenue:		
Commissions and fees	$	857,038
Advisory and planning fees		489,486
Interest and dividend income		83
Total Revenue		1,346,607
Expenses:		
Compensation and benefits		204,573
Commissions expense		520,843
Office rent		59,055
Travel and entertainment		54,108
Professional fees		67,400
Depreciation		899
Postage and supplies		7,278
Telephone and communications		9,664
Regulatory fees and assessments		10,962
Other operating expenses		131,485
Total Expenses		1,066,267
Income before income taxes		280,340
Income tax expense (refund)		-
Net income	$	280,340

The accompanying notes are an integral part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
Statement of Members' Equity
Year ended December 31, 2013

	Beginning Equity	Withdrawals and Adjustments	Income Distributions	Ending Equity
Balance at December 31, 2012	**$ 27,696**	**$ (572,135)**	**$ 653,079**	**$ 108,640**
Member-David Huckin	-	(300,000)	280,340	(19,660)
Balance at December 31, 2013	**$ 27,696**	**$ (872,135)**	**$ 933,419**	**$ 88,980**

The accompanying notes are an integral part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
Statement of Cash Flows
Year ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 280,340
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	899
Changes in operating assets and liabilities:	
Commissions and fees receivable from insurance companies and mutual funds	38,923
Other Assets	(3,965)
Accounts payable and accrued expenses	(11,547)
Total adjustments	24,310
Cash provided by operating activities	304,650
Cash flows from investing activities:	-
Cash used in investing activities	-
Cash flows from financing activities:	
Distribution-Withdrawls	(300,000)
Cash used in financing activities	(300,000)
Net increase in cash	4,650
Cash at beginning of year	36,719
Cash at end of year	$ 41,369
Non Cash Transactions	$ -

The accompanying notes are an integral part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
Notes to Financial Statements

1. Nature of Business and Summary of Significant Accounting Policies

The Nature of business and a summary of the significant accounting policies of Huckin Financial Group, Inc. (the "Company") is set forth below:

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company's fiscal year end is December 31.

Organization and nature of business

Huckin Financial Group, Inc. was incorporated in Texas on January 2, 1982, and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is also registered as an investment advisor with the Texas State Securities Board. Additionally, the Company is licensed as an insurance agency under state laws.

Revenue recognition

Revenue from the sale of annuity products, insurance products, mutual funds, security transactions and other revenue are recognized on the accrual basis. The Company records its revenue as received adjusted monthly for receivables based on the Company's estimate of revenue earned from the sale of specific financial products, but not yet collected from the respective insurance company, mutual fund or other financial services company. Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses related to securities transactions executed but not yet settled as of period end are not material to the Company's financial statements.

Commissions from the sale of annuity products are recognized when the annuity issuer accepts the sales contract or when a contract is renewed. Commission refunds and charge-backs are normally recognized when the Company is notified of policy cancellation by an annuity issuer.

Revenue from the sale of mutual funds is recognized when the investment in the mutual fund is made.

Depreciation

Depreciation of furniture and equipment is provided on the straight line method over the estimated useful lives of the assets of five to seven years.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property, plant and equipment

Property and equipment is recorded at historical cost, including expenditures which substantially increase the useful lives of existing property and equipment. Maintenance, repairs and minor renewals are expensed as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation or amortization are eliminated from the accounts in the year of sale or retirement; any resulting gain or loss is reflected in the statement of income.

Cash and cash equivalents

For purposes of the statement of cash flows, cash includes cash on hand, bank checking, money market accounts and money market mutual funds, and short term debt instruments with a maturity of three months or less. As of December 31, 2013, there were no cash equivalents.

Advertising

The costs of advertising are expensed either as incurred or the first time the advertising takes place.

Securities owned

Securities owned by a broker-dealer are subject to specialized industry guidance as prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, Brokers and Dealers in Securities. Securities held by broker-dealers are accounted for at fair value with realized and unrealized gains and losses included in earnings. As of December 31, 2013, there were no securities owned by the Company.

Credit risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customers' financial conditions. The Company determines any required allowance by considering a number of factors including lengths of time accounts receivable are past due and our previous loss history. The Company provides reserves for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2013 the Company has determined that no allowance for doubtful accounts is required.

Income taxes

The Company elected to be treated as an S-Corporation effective January 1, 2010 which does not pay U.S. federal income taxes itself, nor does it recognize income taxes resulting from members' tax situations, if any. As such, no income taxes have been recognized for the year ended December 31, 2013.

Recent accounting pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in the ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP. The new amendments will require an organization to:

- Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period; and
- Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is

permitted. The adoption of ASU No. 2013-02 is not expected to have a material impact on our financial position or results of operations.

In January 2013, the FASB issued ASU No. 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies which instruments and transactions are subject to the offsetting disclosure requirements originally established by ASU 2011-11. The new ASU addresses preparer concerns that the scope of the disclosure requirements under ASU 2011-11 was overly broad and imposed unintended costs that were not commensurate with estimated benefits to financial statement users. In choosing to narrow the scope of the offsetting disclosures, the Board determined that it could make them more operable and cost effective for preparers while still giving financial statement users sufficient information to analyze the most significant presentation differences between financial statements prepared in accordance with U.S. GAAP and those prepared under IFRSs. Like ASU 2011-11, the amendments in this update will be effective for fiscal periods beginning on, or after January 1, 2013. The adoption of ASU 2013-01 is not expected to have a material impact on our financial position or results of operations.

In October 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2012-04, "Technical Corrections and Improvements" in Accounting Standards Update No. 2012-04. The amendments in this update cover a wide range of Topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods beginning after December 15, 2012. The adoption of ASU 2012-04 is not expected to have a material impact on our financial position or results of operations.

In August 2012, the FASB issued ASU 2012-03, "Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin (SAB) No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22 (SEC Update)" in Accounting Standards Update No. 2012-03. This update amends various SEC paragraphs pursuant to the issuance of SAB No. 114. The adoption of ASU 2012-03 is not expected to have a material impact on our financial position or results of operations.

In July 2012, the FASB issued ASU 2012-02, "Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment" in Accounting Standards Update No. 2012-02. This update amends ASU 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment and permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles - Goodwill and Other - General Intangibles Other than Goodwill. The amendments are effective for annual and interim impairment

tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The adoption of ASU 2012-02 is not expected to have a material impact on our financial position or results of operations.

2. Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2013:

Equipment	$49,331
Furniture	55,644
Total Cost	104,975
Less Accumulated Depreciation	(104,975)
Net	$ -

Depreciation expense for the period ended December 31, 2013 was $899.

3. Employee Benefit Plans

The Company has adopted a non-contributory money purchase plan and profit-sharing plan which covers substantially all employees who have met certain minimum service requirements. Under the provisions of the plan instrument, the Company may contribute the lesser of a statutory amount or 25% of the employee's eligible compensation. Certain contributions are discretionary. The plan has received IRS approval under Section 401(A) of the Internal Revenue Code.

4. Contingencies

The Company is subject to the normal business risks inherent to broker-dealers in the securities industry. Commission revenue may be unfavorably impacted by changes in financial markets, loss or changes in dealer relationships, loss of access to traditional markets, and product suitability risks attributable to agent and customer relationships. As of December 31, 2013, no claims had been asserted against the Company.

5. Operating Leases

The Company leases its office space under an operating lease that expires on June 30, 2015. Future minimum rental payments required under the noncancellable operating lease as of December 31, 2013, are:

Year	Amount
2014	$64,071
2015	$16,103
2016	$ -
2017	$ -
2018	$ -

Rental expense on the office space for the ended December 31, 2013 was $59,055.

6. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2013, the Company had net capital of $14,896 which exceeded its required net capital of $5,000 by $9,896. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $5,000. The Company's ratio of aggregate indebtness to net capital was 0.82 to 1. There were no liabilities subordinated to the claims of general creditors during 2013.

7. Fair Value of Financial Instruments

Current accounting literature clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, accounting literature established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows.

- Level 1. Observable inputs such as quoted market prices in active markets;
- Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company had no assets or liabilities that were measured and recognized at fair value on a non-recurring basis as of December 31, 2013, and as such, had no assets or liabilities that fell into the tiers described above.

8. Subsequent Events

Management reported that there are no reportable events through the date of this filing.

M&K CPAS
PLLC

Independent Auditor's Report on Internal Control

To the Members of
Huckin Financial Group, Inc.

In planning and performing our audit of the financial statements of Huckin Financial Group, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to

4100 N. Sam Houston Pkwy W Suite 200B Houston, TX 77086 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com

the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

M&K CPAS, PLLC

M&K CPAS, PLLC
Houston, Texas
February 27, 2014

SCHEDULE I

Huckin Financial Group, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

December 31, 2013

Total equity from statement of financial condition	$	88,980
Less non-allowable assets		
Accounts Receivable (net of collectible within 30 days of 12/31/2013)		-
Fixed assets (net of accumulated depreciation of $104,975)		-
Net Capital	$	88,980

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	4,606
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above two figures)	$	5,000
Excess net capital	$	83,980

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	$	69,085
Ratio of aggregate indebtedness to net capital		0.82
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		4.64

Reconciliation with Company's Computation

Equity ownership submitted by the Company (net capital)	14,896
LESS: Differences in the company's estimates for in focus purposes compared to audited	-

Differences below are due to audit adjustments not available for the in focus report:

Account Type	Difference
Deferred Income Tax Payable	-
Plus in focus equity	-
financial condition equity	-
Difference	-

Difference in non-current assets and accounts payable for minimum net capital requirement (in focus less amount reported per calculation above)	-
Difference in accounts per above	-

SCHEDULE II

HUCKIN FINANCIAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

Huckin Financial Group, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not carry securities for customers or perform custodial functions relating to customers securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.

M&K CPAS
PLLC

Independent Auditor's Report on Applying Agreed-Upon Procedures

To the Members of
Huckin Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Huckins Financial Group, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

4100 N. Sam Houston Pkwy W Suite 200B Houston, TX 77086 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

M&K CPAS, PLLC

M&K CPAS, PLLC
Houston, Texas
February 27, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039728 FINRA DEC
HUCKIN FINANCIAL GROUP INC 17*17
3700 BUFFALO SPEEDWAY STE 950
HOUSTON TX 77098-3710

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

______________ Date Paid

C. Less prior overpayment applied (3,687.28)

D. Assessment balance due or (overpayment) (3,687.28)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ (3,687.28)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(3,687.28)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Huckin Financial Group Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of February, 20 14.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,346,607
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,346,607
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,346,607
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)